FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1       Holding(s) in Company announcement dated 20 October 2004






                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 20 October 2004, that as at 19 October 2004 Legal & General Investment Management Limited, through HSBC Global Custody Nominee (UK) Ltd as the registered holder, has a notifiable interest in 16,859,640 ordinary 25p shares of the Company. This holding represents 4.00% of the issued share capital of the Company.






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               Northern Rock plc
                                                 (Registrant)



Date: 20 October 2004                    By:____J Shipley_____

                                         Name:   J Shipley
                                         Title:  Assistant Company Secretary